UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

Teléfonos de México, S.A.B. de C.V.

(Name of Subject Company)

Teléfonos de México, S.A.B. de C.V.

(Names of Persons Filing Statement)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

879403780 for L Share ADSs

879403400 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Colonia Bosques de lãs Lomas

México, D.F. 05120, México

(5255) 11051301

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

OPINION OF THE BOARD OF TELMEX

REGARDING AMÉRICA MÓVIL’S TENDER OFFER

Mexico City, Mexico, September 14, 2011; Teléfonos de México, S.A.B. de C.V. (“TELMEX”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL), announced actions of its board of directors in connection with the proposal of America Movil, S.A.B. de C.V. (“AMX”) (BMV and NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) announced through a market communication dated August 1, 2011 (the “AMX Market Communication”) of its intention to make a public tender offer for all of the outstanding shares of capital stock of TELMEX, excepting those which are owned, directly or indirectly, by AMX (the “AMX Offer”). TELMEX announced that its Board of Directors has reviewed the terms of the AMX Offer and has concluded that the purchase price proposed in the AMX Offer is supported from the financial point of view and, therefore, is fair for the shareholders of TELMEX.

In reaching this conclusion, among other factors, the Board took into account the opinion of its Corporate Practices Committee and the financial opinion the Board received from Morgan Stanley & Co. LLC (“Morgan Stanley”) regarding the consideration proposed to be received by the holders of TELMEX shares (other than AMX, AT&T Inc. or any of their respective affiliates) in the AMX Offer. In such opinion, Morgan Stanley opined that, as of that date and based upon and subject to certain assumptions, qualifications and limitations set forth in its opinion, the consideration to be received pursuant to the AMX Offer as described in the AMX Market Communication is fair from a financial point of view to such holders.

Additionally, the directors of TELMEX who are also shareholders of TELMEX, and its CEO, expressed their decision to participate in the AMX Offer, if such AMX Offer is carried out on the terms announced by AMX and assuming stable economic and market circumstances, and expressed that they do not have any conflicts of interest with regard to the AMX Offer.

The Board, considering the intention expressed by AMX to cancel the registration of the securities of TELMEX in the National Securities Registry of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), resolved to approve to call, when appropriate, one or more Shareholders’ Meetings, in order for the shareholders of TELMEX to decide on such cancellation, subject to the requirements set forth in the Mexican Securities Law (Ley del Mercado de Valores) and the regulations issued thereunder, as well as, in the future, the delisting of the shares of TELMEX from the stock exchanges on which its securities are quoted.

The full text of Morgan Stanley’s financial opinion, dated September 14, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Morgan Stanley in connection with its opinion, is attached hereto. Morgan Stanley’s financial opinion is addressed solely to TELMEX’s Board of Directors and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the consideration to be received pursuant to the AMX Offer by the holders of TELMEX shares (other than AMX, AT&T Inc. or any of their respective affiliates) as described in the AMX Market Communication. Morgan Stanley’s opinion to TELMEX’s Board of Directors was one of many factors it took into consideration in reaching its conclusions with respect to the AMX Offer as described above. Consequently, Morgan Stanley’s financial opinion should not be viewed as determinative of the opinion of TELMEX’s Board of Directors with respect to the AMX Offer or of whether

TELMEX’s Board of Directors would have been willing to agree to a different offer consideration. Morgan Stanley’s financial opinion does not constitute a recommendation to any TELMEX shareholder as to how that shareholder should act in connection with the AMX Offer or any related matter.

******

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

This press release is not an offer for any kind of shares. The securities referred herein cannot be subject to a public offer until the National Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) grants its approval to such offer in terms of the Mexican Securities Law (“Ley del Mercado de Valores”).

This press release contains certain forecasts or projections, which reflect the current views and/or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event, neither the company nor any of its subsidiaries, affiliates, directors, officers, agents or employees will be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

HOLDERS OF TELMEX AMERICAN DEPOSITARY SHARES AND HOLDERS OF TELMEX SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ TELMEX’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SEC REGARDING THE OFFER OF AMX TO ACQUIRE TELMEX SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF TELMEX AMERICAN DEPOSITARY SHARES AND HOLDERS OF TELMEX SHARES MAY OBTAIN FREE COPIES OF TELMEX’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY TELMEX REGARDING AMX’S OFFER TO ACQUIRE TELMEX SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

Annex A

[MORGAN STANLEY LETTERHEAD]

September 14, 2011

Board of Directors

Teléfonos de México, S.A.B. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 Mexico, D.F., Mexico

Members of the Board:

We understand that América Móvil, S.A.B. de C.V. (“Buyer” or “AMX”) announced, through a market communication dated August 1, 2011 (the “AMX Market Communication”), that its board of directors had approved a cash tender offer for all outstanding shares of capital stock of all classes of Teléfonos de México, S.A.B. de C.V. (“Company” or “TMX”), consisting of Series A shares with no par value and full voting rights (“A Shares”), Series AA shares with no par value and full voting rights (“AA Shares”) and Series L shares with no par value and limited voting rights (“L Shares”, and together with the A Shares and the AA Shares, the “TMX Shares”) including the A Share American Depositary Shares, each representing the right to receive 20 A Shares (“A Share ADSs”), and the L Share American Depositary Shares, each representing the right to receive 20 L Shares (“L Share ADSs”, and together with the A Share ADSs, the “TMX ADSs” and together with the TMX Shares, the “TMX Securities”), that are not already owned, directly or indirectly, by AMX (as currently proposed, the “Tender Offer”), and that TMX announced, through a market communication dated August 8, 2011 (the “TMX Market Communication”) that its board of directors, in accordance with TMX’s by-laws, had authorized AMX to commence the Tender Offer. In connection with the proposed Tender Offer, AMX has filed a tender offer circular on a confidential basis with the Mexican Comisión Nacional Bancaria y de Valores on August 30, 2011 (the “Preliminary Mexican Tender Offer Document”). As described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document, pursuant to the Tender Offer, each outstanding TMX Share, other than the TMX Shares held, directly or indirectly, by AMX, will be purchased for $10.50 Mexican pesos, payable in cash (the “Tender Offer Price”), and consequently each TMX ADS will be purchased for the equivalent Mexican peso amount according to the number of TMX Shares each TMX ADS represents. As further described in the AMX Market Communication, in connection with the Tender Offer, AMX will file with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO.

You have asked for our opinion as to whether the consideration to be received by the holders of the TMX Securities (other than AMX, AT&T Inc. or any of their respective affiliates) pursuant to the Tender Offer, as described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

3)	Reviewed certain publicly available research analysts’ financial forecasts relating to TMX as adjusted and extrapolated per the guidance of the management of TMX (the “Publicly Available Adjusted Projections”);

4)	Discussed certain items of TMX’s 2011 budget (the “2011 Budget Items”), with senior executives of TMX;

5)	Reviewed public information regarding the telecommunications regulatory environment in Mexico and discussed the current environment and potential regulatory changes which could affect the Company with senior executives of the Company;

6)	Reviewed the reported prices and trading activity for the Company’s L Shares, A Shares, L Share ADSs and A Share ADSs;

7)	Compared the financial performance of the Company and the prices and trading activity of the Company’s L Shares with that of certain other publicly-traded companies and their securities that we deemed relevant;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in discussions with representatives of the Company and its legal advisors;

10)	Reviewed the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document; and

11)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the 2011 Budget Items, we have assumed that they have been reasonably prepared on bases reflecting the best estimates available at the time of preparation of the budget and judgments of the management of the Company of the financial performance of the Company. As you are aware, we have not been provided with, and we did not have access to, financial projections relating to TMX prepared by the management of TMX. For purposes of our financial analyses that require financial projections for the Company, including our discounted cash flow analysis, we relied, at the direction of the Company, upon the Publicly Available Adjusted Projections, and have been advised by the Company and have assumed with the consent of the Company that such Publicly Available Adjusted Projections are consistent with the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of the Company. We express no view or opinion as to the Publicly Available Adjusted Projections or the assumptions on which they are based. We have assumed for the purposes of this opinion that there will be no changes to the regulatory environment under which the Company currently operates, and that the Company will not in the future receive permits and approvals to provide services that it is not currently permitted to provide.

For the purposes of this opinion we have assumed that the A Shares, the AA Shares and L Shares that are subject to the Tender Offer are of equivalent value. In addition, we have assumed that the Tender Offer will be consummated in accordance with the terms set forth in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on TMX or the proposed Tender Offer.

We have been retained to provide only a financial opinion letter in connection with the Tender Offer. As a result, we have not been involved in structuring, planning or negotiating the Tender Offer or the Tender Offer Price. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with the Buyer with respect to the possible acquisition of the outstanding shares of the Company not already owned by AMX or the Company’s constituent businesses. Our opinion does not address the underlying business decision of the Company to authorize AMX to commence the Tender Offer or the relative merits of the Tender Offer as compared to any other strategic alternatives or whether such alternatives are available.

We note that the consideration to be received by the holders of TMX Securities pursuant to the Tender Offer will be in Mexican pesos. We do not express any view or opinion on the amount that may be received by a holder of TMX ADSs in U.S. dollars. Our opinion is with respect to the Tender Offer Price only. We express no view or opinion on any other term or aspect of the Tender Offer. Morgan Stanley also expresses no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of the Company.

We have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of TMX Securities in the Tender Offer. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We will receive a fee for our services upon rendering of this financial opinion to the Board of Directors of the Company. In the two years prior to the date hereof, we and our affiliates have provided financing services to, and have received compensation from, AMX, and we may seek in the future to provide financial advisory and financing services to, and would expect to receive compensation for the rendering of these services from, AMX and TMX.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Tender Offer, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be disclosed, referred to publicly or to any third person or used for any other purpose without our prior written consent, except that a copy of this opinion, or a Spanish translation thereof, may be included in its entirety in any filing the Company is required to make with the Mexican Comisión Nacional Bancaria y de Valores or the SEC or in any public announcement in connection with the proposed Tender Offer if such inclusion is required by applicable law, provided that any description of or reference to Morgan Stanley or this opinion in such filing or public announcement is reasonably acceptable to Morgan Stanley. Please note that if this opinion is required to be translated from English to another language (including Spanish) in connection with the aforementioned filings or public announcements, and if there are any discrepancies between this English version and the translated version, the English version will prevail. In addition, this opinion does not constitute a recommendation to any holder of the TMX Securities to participate in the proposed Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the TMX Securities (other than AMX, AT&T Inc. or any of their respective affiliates) pursuant to the Tender Offer, as described in the AMX Market Communication, the TMX Market Communication and the Preliminary Mexican Tender Offer Document, is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ James D. Allen
James D. Allen
Managing Director

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